ASX ANNOUNCEMENT

23 November, 2016

Results from 2016 Annual General Meeting

Melbourne, Australia; 23 November 2016: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, "Company") advises that the 2016 Annual General Meeting of shareholders was held at 10.30 am today (Melbourne time).

All five (5) resolutions that were put before the shareholders were passed on a show of hands. In accordance with Listing Rule 3.13.2 and section 251AA of the *Corporations Act 2001(Cth)*, details of the proxy votes received by the Company in respect of all five resolutions is contained in **Table 1** to this announcement on the attached page.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli
Executive Director & Chief Executive Officer
Genetic Technologies Limited
+ 61 3 8412 7050

Candice Knoll (USA)
Blueprint Life Science Group
+1 (415) 375 3340, Ext. 4

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women's health. The Company's lead product, BREVAGen*plus*®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGen*plus*® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGen*plus*® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGen*plus*®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGen*plus*® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • **Website**: www.gtglabs.com • **Email**: info@gtglabs.com ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • **Fax** +61 3 8412 7040

genetic technologies

Table 1 - Proxy results for 2016 Annual General Meeting

	Manner in which the securityholder directed the proxy vote				
Description of Resolution	**Votes For**	**Votes Against**	**Votes Abstain**	**Votes Discretionary Chairman ***	**Votes Discretionary Other**
Consideration of financial statements	NO VOTE REQUIRED				
1. Adoption of Remuneration Report					
Numbers of votes received	32,637,643	1,420,049	-	16,542,175	1,500
Percentage of votes cast	64.5%	2.8%	0.0%	32.7%	0.0%
2. Re-election of Mr Grahame Leonard					
Numbers of votes received	48,842,105	540,850	-	16,542,175	1,500
Percentage of votes cast	74.1%	0.8%	0.0%	25.1%	0.0%
3. Approval of increased placement facility					
Numbers of votes received	54,327,756	1,053,199	2,000	16,542,175	1,500
Percentage of votes cast	75.5%	1.5%	0.0%	23.0%	0.0%
4. Approval of proposed new placement of shares to sophisticated investors					
Numbers of votes received	54,327,756	1,055,199	-	16,542,175	1,500
Percentage of votes cast	75.5%	1.5%	0.0%	23.0%	0.0%
5 Refresh approval of existing Kentgrove standby equity placement facility					
Numbers of votes received	41,923,708	1,101,999	2,000	16,542,175	1,500
Percentage of votes cast	70.4%	1.8%	0.0%	27.8%	0.0%

**Discretionary votes in favour of the Chair of the meeting – voted in favour of the resolution*

Note: The Company currently has a total of **1,715,282,724** ordinary shares on issue and **3,011** registered shareholders.

Genetic Technologies Limited • **Website**: www.gtglabs.com • **Email**: info@gtglabs.com ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • **Fax** +61 3 8412 7040